                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

          Under the Securities Exchange Act of 1934 (Amendment No. 3)*

                      MERIDIAN POINT REALTY TRUST VIII CO.
                      ------------------------------------
                                (Name of Issuer)

                                PREFERRED STOCK
                                ---------------
                         (Title of Class of Securities)

                                   82627A207
                                   ---------
                                 (CUSIP Number)

                               Allen K. Meredith
                            Meredith Partners, Inc.
                              3000 Sand Hill Road
                              Building 1 Suite 100
                         Menlo Park, California  94025
                                (415) 854-5477
                                --------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
  ----------------------------------------------------------------------------
                              and Communications)

                                With a copy to:
                                Richard S. Grey
                         Pillsbury Madison & Sutro LLP
                                 P.O. Box 7880
                          San Francisco, CA 94120-7880
                                 (415) 983-1000

                           May 21, 1997/June 6, 1997
                           -------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

                               Page 1 of 6 Pages


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CUSIP No.  82627A207
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 1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS:  Meredith Partners, Inc.
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)  [X]
                                                                      (b)  [ ]
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 3   SEC USE ONLY
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 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)                                  WC/OO
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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
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 6   CITIZENSHIP OR PLACE OF ORGANIZATION  CALIFORNIA
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   NUMBER OF            7        SOLE VOTING POWER          200,000 (see Items
    SHARES                                                           3 and 5)
 BENEFICIALLY           8        SHARED VOTING POWER        NONE
 OWNED BY EACH
   REPORTING            9        SOLE DISPOSITIVE POWER     200,000 (see Items
  PERSON WITH                                                        3 and 5)
                       10        SHARED DISPOSITIVE POWER   NONE
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                  200,000 (see Item 5)
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                            [ ]
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 13  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)                                   3.8% (see Item 5)
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 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                            CO
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                               Page 2 of 6 Pages


-------------------------------------------------------------------------------
CUSIP No.  82627A207
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS:  Meredith Partners, Inc.
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)  [X]
                                                                      (b)  [ ]
-------------------------------------------------------------------------------
 3   SEC USE ONLY
-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)                                     PF
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION  CALIFORNIA
-------------------------------------------------------------------------------
   NUMBER OF            7        SOLE VOTING POWER          62,500 (see Item 5)
    SHARES
 BENEFICIALLY           8        SHARED VOTING POWER        NONE
 OWNED BY EACH
   REPORTING            9        SOLE DISPOSITIVE POWER     62,500 (see Item 5)
  PERSON WITH
                       10        SHARED DISPOSITIVE POWER   NONE
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                  62,500 (see Item 5)
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                            [ ]
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)                                   1.2% (see Item 5)
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                            CO
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                               Page 3 of 6 Pages

PRELIMINARY NOTE
----------------

     The person filing this Amendment No. 3 is Meredith Partners, Inc., a California corporation (the "Company"). This Amendment No. 3 amends a Statement on Schedule 13D filed by the Company on March 31, 1997 (the "Original Statement"), as amended on April 16, 1997 ("Amendment No. 1") and on May 12, 1997 ("Amendment No. 2").

     This Amendment No. 3 relates to the preferred stock, par value $.001 per share (the "Preferred Stock") of Meridian Point Realty Trust VIII Co., a Missouri corporation (the "Issuer") with its principal executive offices located at 655 Montgomery Street, Suite 800, San Francisco, California 94111.

     Other than as set forth below, to the best knowledge of the Company, there has been no material change in the information set forth in response to Rows 1, 3 through 6, inclusive, 8, 10, 12 and 14 of the Cover Sheet and Item 1 of the Original Statement, as amended by Amendment No. 1 and Amendment No. 2. Accordingly, those items are omitted from this Amendment No. 3.

     A second Cover Sheet has been included with this Amendment No. 3 with regard to 60,000 shares of Preferred Stock of the Issuer which were purchased by Allen K. Meredith ("Mr. Meredith"), Chief Executive Officer of the Company, in his individual capacity, on June 6, 1997. Mr. Meredith previously owned 2,500 shares of Preferred Stock of the Issuer.


Item 2.  Identity and Background.
------   -----------------------

     (a)-(b) The person regarding whom the Company is filing this Schedule 13D Amendment No. 3 is Mr. Meredith. Mr. Meredith's business address is 3000 Sand Hill Road, Building 1, Suite 100, Menlo Park, California 94025.

     (c)      Mr. Meredith is the Chief Executive Officer of the Company.

     (d)-(e) At no time during the last five years was Mr. Meredith convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     (f)      Mr. Meredith is a citizen of the United States of America.


Item 3.  Source and Amounts of Funds or Other Consideration.
------   --------------------------------------------------

     The Company has entered into a letter agreement dated March 21, 1997, as amended by a letter agreement dated May 6, 1997 (as so amended, the "Letter Agreement"), with the Massachusetts Bay Transportation Authority Retirement Fund ("MBTARF"). Under the Letter Agreement, the Company has the right to acquire one million one hundred eighty-three thousand five hundred fifty-six (1,183,556) shares of Preferred Stock (the "Purchased Shares") for a price of $7.90 per share, or a total of $9,350,092.40 (or more at the option of the Company in certain circumstances described in the Letter Agreement). The closing of the purchase is expected to occur on June 11, 1997 or earlier, subject to the satisfaction of certain conditions set forth in the Letter Agreement. The source of funds to be used to purchase the Purchased Shares will be the capital of the Company and capital of at least one other investor to which the Company will assign the right to acquire a portion of the Purchased Shares. Unless the Letter Agreement is terminated and becomes of no further force and effect, MBTARF will give its proxy to the Company in order for the Company to vote the Purchased Shares at Meridian Point Realty Trust VII Co.'s next annual meeting. Upon closing of the acquisition of the Purchased Shares pursuant to the Letter Agreement, the Company intends that no person will own in excess of 9.8% of the total outstanding shares of the Issuer's Preferred Stock and common stock, computed in accordance with Sections 542(a) and 544 of the Internal Revenue Code and applicable regulations thereunder.

     The Company has entered into an Assignment Agreement dated May 21, 1997 (the "Assignment Agreement") with Turkey Vulture Fund XIII, LTD. ("TVF"), an Ohio limited liability company. The Assignment Agreement is attached hereto as
Exhibit 99.3. Pursuant to the Assignment Agreement, the Company has assigned to TVF and/or its assignees all of the Company's right, title and interest in and to the Letter Agreement, and TVF and/or its assignees have agreed to assume all of the obligations of the Company thereunder. In consideration for the assignment, TVF has agreed to (i) pay to the Company $50,000 as reimbursement for the nonrefundable deposit made by the Company under the Letter Agreement, which amount will be netted against the purchase price payable by TVF under the Assignment Agreement and the Letter Agreement; (ii) pay an amount equal to the direct out-of-pocket expenses incurred by the Company in connection with the

                               Page 4 of 6 Pages
negotiation and signing of the Assignment Agreement and (iii) deliver to the Company an option to buy 200,000 of the Purchased Shares (the "Option").

     With regard to the 62,500 shares of Preferred Stock individually owned by Mr. Meredith, Mr. Meredith utilized personal funds to purchase the same.


Item 4  Purpose of Transaction.
------  ----------------------

     The Company will acquire beneficial ownership of a portion of the Purchased Shares for the purpose of investment. However, through ownership of a portion of the Purchased Shares, the Company intends to try to influence management of the Issuer, including the appointment of a Chief Executive Officer of the Issuer, and the Company may nominate persons to serve on the board of directors of the Issuer. In addition, the Company may acquire additional shares of the Issuer through market transactions and has made offers to the Massachusetts State Teachers' and Employees' Retirement Systems Trust and to the Chicago Truck Drivers, Helpers & Warehouse Workers Union (Independent) Pension Fund to purchase the shares of Preferred Stock they currently own. The Company's offer to purchase such shares has not been accepted by either party.

     Pursuant to the Assignment Agreement, TVF has agreed to vote all shares of the Issuer as to which it has voting power in such a manner as to have Richard
M. Osborne and Allen K. Meredith elected to the Board of Directors of the Issuer, with first priority to Mr. Osborne, second priority to Mr. Meredith, and thereafter priority to other nominees selected by Mr. Osborne. The Company agrees to assign to TVF or to Mr. Osborne any proxy or proxies obtained by the Company from MBTARF with respect to the 1997 Annual Meeting of the Issuer, or to name TVF or Mr. Osborne as substitute proxies.

     Except as set forth above, the Company has no present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

     Mr. Meredith acquired 62,500 shares of Preferred Stock of the Issuer for investment purposes.

     Except as set forth above, Mr. Meredith has no present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     (a) Upon acquisition of the Purchased Shares by TVF, the Company will have an option to purchase 200,000 shares of the Purchased Shares representing no more than 3.8% of the 5,273,927 issued and outstanding shares of Preferred Stock as of April 30, 1997, the date of the Issuer's 10-Q.

     Mr. Meredith beneficially owns 1.2% of the 5,273,927 issued and outstanding shares of Preferred Stock of the Issuer as of April 30, 1997, the date of the Issuer's 10-Q.

     (b) The Company will have the sole power to vote or direct the disposition of up to 200,000 shares of Preferred Stock. Because of certain provisions contained in the Assignment Agreement, the Company and TVF may be deemed a group under Rule 13d-5(b), promulgated under the Exchange Act with respect to the Purchased Shares. For further information in this regard, see

     Mr. Meredith will have the sole power to vote or direct the disposition of up to 62,500 shares of Preferred Stock.


                               Page 5 of 6 Pages

Schedule 13D, together with exhibits attached thereto, filed by TVF with the Securities and Exchange Commission on May 22, 1997.

     (c) No transactions of Preferred Stock were effected by the Company during the past 60 days or since the most recent filing on Schedule 13D.

     On June 6, 1997 Allen K. Meredith, Chief Executive Officer of the Company, acquired, in his individual capacity, 60,000 shares of Preferred Stock of the Issuer.

     (d) No person other than the Company herein has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

     With regard to the 62,500 shares of Preferred Stock of the Issuer beneficially owned by Mr. Meredith, no person other than Mr. Meredith herein has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

     (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Mr. Meredith has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any security of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.   Materials To Be Filed as Exhibits.
------    ---------------------------------

     Exhibit 99.3 - Assignment Agreement dated May 21, 1997 between the Company and Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company.



                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 9, 1997


                                MEREDITH PARTNERS, INC., a California
                                corporation

                                By:  /s/ Allen K. Meredith
                                     ---------------------
                                     Allen K. Meredith
                                Its: Chief Executive Officer

                               Page 6 of 6 Pages